Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on certain Charter social media channels.

Blog Post

After months of review, our transactions with Time Warner Cable and Bright House Networks continue to receive positive feedback. Last week’s approval by the New York PSC was the latest clear sign of momentum for the merger. Today, our CEO Tom Rutledge and the nation’s leading multicultural organizations - including the National Urban League, Asian Americans Advancing Justice, and the League of United Latin American Citizens - signed a memorandum of understanding with specific commitments regarding how New Charter will expand diversity and inclusion initiatives.

The regulatory approval process for transactions like this is a deliberative process and rightfully so. We understand the importance of demonstrating why the transactions are in the public interest, which is why we continue to engage with regulators, stakeholders and the public about the benefits New Charter will bring to customers - including fast unlimited broadband, increased broadband buildout, a commitment to the Open Internet, innovative video services and 20,000 new jobs, including thousands of jobs brought back to the United States.

We are happy to report that the vast majority of stakeholders are pleased with the merger and excited about New Charter. It’s no surprise, though, that there are some who seek to use the regulatory review process to extract concessions or conditions that further their business goals. Following the well-worn playbook to achieve that goal, they must first try to discredit the merger, but their allegations are often not based on the facts. For example, charges by Dish and Time Warner’s HBO that New Charter will harm online video distributors (OVD) simply do not make sense. As we have demonstrated, there is no more OVD-friendly provider than Charter, with our slowest broadband tier at 60 Mbps, no data caps, no usage-based billing, no annual contracts and no modem fees. Additionally, we’ve committed that New Charter will offer settlement-free peering to Internet companies, which means we will continue to invest in interconnection to avoid congestion. Netflix CEO Reed Hastings, a supporter of the transaction, stated “the key thing about the Charter deal is it’s all Internet companies that benefit - us, Hulu, Amazon, HBO Now - so that we can all compete for consumers’ affection.”

Charter CEO Tom Rutledge in his own words:

Goldman Sachs Communacopia 10/16/15: “We want to have a good broadband business and a connectivity business. And so we've invested in that capability. That makes our network more useful to people who buy Netflix, right, or other over-the-top providers. And we want them to subscribe to us as opposed to another network. So, Netflix is our friend, they drive broadband. And why do they drive all video, the richer the video package, the better off our network is relative to our competitors, in the eyes of the consumer. So we want -- our minimum speed that we go to market with is 60 megabits. Well, in order to enjoy 60 megabits, you have to use video or some rich gaming platform in order to actually understand the value of the product.

So in order to use a superior broadband proposition in the market, ultimately, customers have to have some sense of value out of superiority of your broadband network. And the only way they're going to get that is to have a rich over-the-top environment. So we embrace over-the-top television, because it makes our broadband superiority more clear in the eyes of the consumers.”

CNBC interview Squawk on the Street 11/12/15: "We like over the top television because it makes our broadband product look better. We like it because it pressures the price of video. Obviously, if consumers are unwilling to pay for video at a certain price, we're unwilling to pay for that as well. So our cost structure is positively impacted by over the top."

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.